SCP & CO Healthcare Acquisition Company

2909 W Bay to Bay Blvd., Suite 300

Tampa, FL 33629

VIA EDGAR

October 3, 2022

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Attn: Howard Efron

Re:	SCP & CO Healthcare Acquisition Company
Form 10-K for the Year Ended December 31, 2021
Filed March 28, 2022
File No. 001-39921

Dear Mr. Efron,

SCP & CO Healthcare Acquisition Company (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letters received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on August 17, 2022 and September 26, 2022, regarding the Form 10-K for the Year Ended December 31, 2021, submitted to the Commission on March 31, 2022. For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response.

Form 10-K for the Year Ended December 31, 2021 General

1. We note your response to comment 1. In your response you indicate that non-U.S. persons hold an approximate 23.2% minority interest in the sponsor. Please revise your proposed disclosure to describe the interests held by non-U.S. persons in the sponsor.

Response:

The Company plans to include a risk factor substantially in the form below in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2022, and other appropriate future filings under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended.

We may not be able to complete an Initial Business Combination with certain potential target companies if a proposed transaction with the target company may be subject to review or approval by regulatory authorities pursuant to certain U.S. or foreign laws or regulations.

Certain acquisitions or business combinations may be subject to review or approval by regulatory authorities pursuant to certain U.S. or foreign laws or regulations. In the event that such regulatory approval or clearance is not obtained, or the review process is extended beyond the period of time that would permit an Initial Business Combination to be consummated with us, we may not be able to consummate a business combination with such target.

Among other things, the U.S. Federal Communications Act prohibits foreign individuals, governments, and corporations from owning more a specified percentage of the capital stock of a broadcast, common carrier, or aeronautical radio station licensee. In addition, U.S. law currently restricts foreign ownership of U.S. airlines. In the United States, certain mergers that may affect competition may require certain filings and review by the Department of Justice and the Federal Trade Commission, and investments or acquisitions that may affect national security are subject to review by the Committee on Foreign Investment in the United States (“CFIUS”). CFIUS is an interagency committee authorized to review certain transactions involving foreign investment in the United States by foreign persons in order to determine the effect of such transactions on the national security of the United States.

Outside the United States, laws or regulations may affect our ability to consummate a business combination with potential target companies incorporated or having business operations in jurisdiction where national security considerations, involvement in regulated industries (including telecommunications), or in businesses relating to a country’s culture or heritage may be implicated.

U.S. and foreign regulators generally have the power to deny the ability of the parties to consummate a transaction or to condition approval of a transaction on specified terms and conditions, which may not be acceptable to us or a target. In such event, we may not be able to consummate a transaction with that potential target.

The Company’s sponsor is a Delaware limited liability company, and is not controlled by a non-U.S. person. The managing members of the sponsor are U.S. citizens  and as such have the authority to manage the business and affairs of the sponsor. Three members of the sponsor, who collectively hold an approximately 23.2% minority interest in the sponsor, are non-U.S. persons; they are not managing members and do not have any control over the sponsor. No non-U.S. person has a “substantial interest,” as defined by 31 CFR 800.244, in the sponsor, and the Company does not believe that the minority interests of the members noted above would constitute substantial ties with a non-U.S. person.”

As a result of these various restrictions, the pool of potential targets with which we could complete an Initial Business Combination may be limited and we may be adversely affected in terms of competing with other SPACs which do not have similar ownership issues. Moreover, the process of government review, could be lengthy. Because we have only a limited time to complete our Initial Business Combination, our failure to obtain any required approvals within the requisite time period may require us to liquidate. If we liquidate, our Public Stockholders may only receive $10.00 per share, and our Warrants will expire worthless. This will also cause you to lose any potential investment opportunity in a target company and the chance of realizing future gains on your investment through any price appreciation in the combined company.

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We thank the Staff for its review of the foregoing. If you have further comments, please feel free to contact our counsel, Jeffrey Rubin, at jrubin@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Scott N. Feuer
Scott N. Feuer, Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP